GRASIM
ADITYA BIRLA GROUP

82-3322

05013141

November 17, 2005

By Air Mail

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

Re: Performance Update

We are sending herewith, for your record and reference, a copy of Performance Update for the half year ended 30th September, 2005, being mailed by us to the Shareholders of the Company.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 025.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

PERFORMANCE UPDATE

For the half year ended 30th September, 2005



GRASIM

ADITYA BIRLA GROUP

Grasim Industries Limited

GRASIM

ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER, 2005

I. CONSOLIDATED RESULTS :

Rs in Crores

	Three Months ended 30th September 2005	Three Months ended 30th September 2004	Six Months ended 30th September 2005	Six Months ended 30th September 2004	Full Year ended 31st March 2005 (Audited)
Net Sales / Income from Operations	**2,327.65**	**2,221.72**	**4,795.76**	**4,501.45**	**9,317.27**
Other Income	44.69	38.18	120.19	89.50	217.64
Expenditure :					
- Decrease / (Increase) in Stock	44.42	(65.63)	(15.26)	(79.17)	(122.14)
- Raw Material Consumed	520.42	539.12	1,097.96	1,048.11	2,235.35
- Purchases of Finished Goods	32.55	18.37	45.71	28.92	56.20
- Payment to & Provision for Employees	134.93	126.19	257.95	260.32	550.41
- Power & Fuel	484.09	515.52	997.53	1,008.15	2,014.79
- Freight , Handling & Other Expenses	314.19	250.55	687.18	516.96	1,104.04
- Other Expenditure	380.80	337.72	743.47	685.21	1,423.97
Total Expenditure	**1,911.40**	**1,721.84**	**3,814.54**	**3,468.50**	**7,262.62**
Interest	53.95	70.42	110.60	139.21	284.67
Gross Profit	**406.99**	**467.64**	**990.81**	**983.24**	**1,987.62**
Depreciation	137.35	148.36	272.76	283.16	556.13
Profit before Exceptional Items and Tax Expense	**269.64**	**319.28**	**718.05**	**700.08**	**1,431.49**
Surplus on pre-payment of sales tax loan	-	-	-	-	34.35
Impairment of Goodwill	-	-	-	-	(162.45)
Profit before Tax Expense	**269.64**	**319.28**	**718.05**	**700.08**	**1,303.39**
Provision for Current Tax	(85.63)	(110.87)	(218.85)	(229.89)	(483.27)
Provision for Deferred Tax	16.91	(1.23)	30.41	(74.97)	41.18
Net Profit	**200.92**	**207.18**	**529.61**	**395.22**	**861.30**
Less : Minority Share	0.50	(7.80)	33.11	(24.91)	(15.18)
Less: Pre-acquisition Profit / (Loss)	-	(0.23)	-	(3.85)	(3.85)
Net Profit (After Minority's Share)	**200.42**	**215.21**	**496.50**	**423.98**	**880.33**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					3,946.56
Basic & Diluted EPS for the period (Rupees)	**21.86**	**23.47**	**54.15**	**46.24**	**96.01**

II. STANDALONE RESULTS :

	Three Months ended 30th September 2005	Three Months ended 30th September 2004	Six Months ended 30th September 2005	Six Months ended 30th September 2004	Full Year ended 31st March 2005 (Audited)
Net Sales / Income from Operations	**1,639.10**	**1,533.50**	**3,192.38**	**3,050.58**	**6,252.42**
Other Income	30.83	30.44	96.32	46.70	167.03
Expenditure :					
- Decrease / (Increase) in Stock	68.44	(26.16)	25.55	(22.50)	(100.67)
- Raw Material Consumed	442.47	458.42	911.79	880.19	1,869.33
- Purchases of Finished Goods	63.02	12.83	91.15	22.52	49.02
- Payment to & Provision for Employees	104.21	93.53	200.59	185.31	382.64
- Power & Fuel	259.76	261.77	509.67	500.15	1,031.34
- Freight , Handling & Other Expenses	169.53	140.26	349.71	280.04	586.06
- Other Expenditure	209.85	193.54	407.73	375.46	817.04
Total Expenditure	**1,317.28**	**1,134.19**	**2,496.19**	**2,221.17**	**4,634.76**
Interest	23.74	36.70	50.27	69.59	138.76
Gross Profit	**328.91**	**393.05**	**742.24**	**806.52**	**1,645.93**
Depreciation	71.96	70.61	142.44	140.41	284.57
Profit before Exceptional Items and Tax Expense	**256.95**	**322.44**	**599.80**	**666.11**	**1,361.36**
Surplus on pre-payment of sales tax loan	-	-	-	-	34.35
Provision for diminution in value of investment and loans	-	-	-	-	(92.00)
Profit before Tax Expense	**256.95**	**322.44**	**599.80**	**666.11**	**1,303.71**
Provision for Current Tax	(78.60)	(99.00)	(175.90)	(209.00)	(451.00)
Provision for Deferred Tax	9.30	(3.50)	14.70	(18.00)	33.00
Net Profit	**187.65**	**219.94**	**438.60**	**439.11**	**885.71**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					4,231.96
Basic & Diluted EPS for the period (Rupees)	**20.47**	**23.99**	**47.84**	**47.89**	**96.60**
Aggregate of Non-Promoter Shareholding					
- Number of Shares			68776304	71562947	71541071
- Percentage of Shareholding			75.02%	78.06%	78.04%

III. SEGMENT REPORTING - CONSOLIDATED

Rs in Crores

		Three Months ended 30th September 2005	Three Months ended 30th September 2004	Six Months ended 30th September 2005	Six Months ended 30th September 2004	Full Year ended 31st March 2005 (Audited)
1.	SEGMENT REVENUE					
	a Fibre & Pulp	513.70	528.17	947.26	1,035.46	2,009.25
	b Cement	1,445.31	1,297.12	3,092.16	2,696.37	5,654.12
	c Sponge Iron	170.38	227.51	390.84	477.46	1,021.48
	d Chemicals	104.10	81.36	203.56	153.83	351.76
	e Textiles	73.65	77.68	126.44	130.10	260.25
	f Others	54.83	43.86	109.34	77.72	180.81
	TOTAL	2,361.97	2,255.70	4,869.60	4,570.94	9,477.67
	(Less) : Inter Segment Revenue	(34.32)	(33.98)	(73.84)	(69.49)	(160.40)
	Net Sales / Income from Operations	2,327.65	2,221.72	4,795.76	4,501.45	9,317.27
2.	SEGMENT RESULTS					
	a Fibre & Pulp	106.90	164.29	182.52	298.63	554.60
	b Cement	171.48	119.00	445.52	314.58	578.67
	c Sponge Iron	(8.24)	65.10	52.46	167.97	355.17
	d Chemicals	30.99	16.81	64.13	24.38	86.98
	e Textiles	1.91	1.75	1.33	0.67	(0.46)
	f Others	8.82	5.27	17.50	10.09	29.45
	TOTAL	311.86	372.22	763.46	816.32	1,604.41
	Add / (Less) :					
	Interest	(53.95)	(70.42)	(110.60)	(139.21)	(284.67)
	Net Unallocable Income / (Expenditure)	11.73	17.48	65.19	22.97	111.75
	Profit before Exceptional Items and Tax Expense	269.64	319.28	718.05	700.08	1,431.49
	Surplus on pre-payment of sales tax loan	-	-	-	-	34.35
	Impairment of Goodwill	-	-	-	-	(162.45)
	Profit Before Tax Expense	269.64	319.28	718.05	700.08	1,303.39
3.	CAPITAL EMPLOYED					
	a Fibre & Pulp			979.45	875.23	1,054.62
	b Cement			6,814.43	7,003.21	6,887.92
	c Sponge Iron			478.55	445.76	511.68
	d Chemicals			200.68	203.80	212.65
	e Textiles			105.59	108.35	101.37
	f Others			347.78	354.45	364.86
	TOTAL			8,926.48	8,990.80	9,133.10
	g Unallocated Corporate Capital Employed			1,011.89	1,017.51	567.98
	TOTAL CAPITAL EMPLOYED			9,938.37	10,008.31	9,701.08

IV. SEGMENT REPORTING - STANDALONE

		Three Months ended 30th September 2005	Three Months ended 30th September 2004	Six Months ended 30th September 2005	Six Months ended 30th September 2004	Full Year ended 31st March 2005 (Audited)
1.	SEGMENT REVENUE					
	a Fibre & Pulp	499.84	515.71	918.12	1,011.13	1,962.70
	b Cement	825.45	665.22	1,627.26	1,347.55	2,803.92
	c Sponge Iron	170.38	227.51	390.84	477.46	1,021.48
	d Chemicals	104.10	81.36	203.56	153.83	351.76
	e Textiles	73.65	77.68	126.44	130.10	260.25
	TOTAL	1,673.42	1,567.48	3,266.22	3,120.07	6,400.11
	(Less) : Inter Segment Revenue	(34.32)	(33.98)	(73.84)	(69.49)	(147.69)
	Net Sales / Income from Operations	1,639.10	1,533.50	3,192.38	3,050.58	6,252.42
2.	SEGMENT RESULTS					
	a Fibre & Pulp	107.31	164.45	183.98	298.51	553.58
	b Cement	132.25	93.83	279.56	221.49	393.09
	c Sponge Iron	(8.24)	65.10	52.46	167.97	355.17
	d Chemicals	30.99	16.81	64.13	24.38	86.98
	e Textiles	1.91	1.75	1.33	0.67	(0.46)
	f Others	(0.03)	(0.28)	(1.35)	(0.29)	0.01
	TOTAL	264.19	341.66	580.11	712.73	1,388.37
	Add / (Less) :					
	Interest	(23.74)	(36.70)	(50.27)	(69.59)	(138.76)
	Net Unallocable Income / (Expenditure)	16.50	17.48	69.96	22.97	111.75
	Profit before Exceptional Items and Tax Expense	256.95	322.44	599.80	666.11	1,361.36
	Surplus on pre-payment of sales tax loan	-	-	-	-	34.35
	Provision for diminution in value of investment and loans	-	-	-	-	(92.00)
	Profit Before Tax Expense	256.95	322.44	599.80	666.11	1,303.71
3.	CAPITAL EMPLOYED					
	a Fibre & Pulp			951.71	851.86	1,026.77
	b Cement			2,112.70	2,109.09	2,132.02
	c Sponge Iron			478.55	445.76	511.69
	d Chemicals			200.68	203.80	212.65
	e Textiles			105.59	108.35	101.37
	f Others			1.53	2.13	3.14
	TOTAL			3,850.76	3,720.99	3,987.64
	g Unallocated Corporate Capital Employed			3,378.81	3,455.14	2,948.55
	TOTAL CAPITAL EMPLOYED			7,229.57	7,176.13	6,936.19

V. NOTES

1 Consolidated Financial Results have been prepared in accordance with Accounting Standard on Consolidated Financial Statements (AS-21) and Accounting Standard on Financial Reporting of Interest in Joint Ventures (AS-27) issued by the Institute of Chartered Accountants of India.

2 The operations at the Company's Viscose Staple Fibre plant at Nagda were suspended for eight days and Chemical plant at Nagda operated at about sixty percent of its capacity for twelve days during the quarter ended 30th September, 2005, due to water shortage.

3 The workers of Company's one of the Viscose Staple Fibre plant, at Harihar in Karnataka, have gone on strike since 17th October, 2005. Consequently manufacturing activities at the above plant are suspended. The turnover of this plant constitutes about 15% of the Fibre and Pulp business and 4.75% of total turnover of the Company.

4 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risks and return of these segments. Details of products included in each of the above segments are as under:

Fibre & Pulp	- Viscose Staple Fibre & Rayon Grade Pulp
Cement	- Grey & White Cement
Sponge Iron	- Sponge Iron
Chemicals	- Caustic Soda & Allied Chemicals
Textiles	- Fabric & Yarn
Others	- Mainly Telecom (in consolidated results)

5 During the quarter, total three investor complaints were received, all of which have been attended by the Company. No complaints were pending at the beginning and at the end of the quarter.

6 Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.

7 The above results have been reviewed by the Audit Committee, and have been taken on record at the meeting of the Board of Directors held on 26th October, 2005. The limited review, as required under Clause 41 of Listing Agreement has been completed by the auditors of the Company and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 26th October, 2005

D. D. Rathi
Whole-Time Director

Mumbai, October 31, 2005

Dear Shareholders,

It gives me great pleasure to share with you the good performance of your Company for the half year ended 30th September 2005 (H1FY06). Importantly, it has been achieved in a more difficult operating environment characterised by a rise in input as well as energy costs, continuous depressed cotton prices impacting VSF realisations and reduction in the availability of Natural Gas that impacted the Sponge Iron business adversely. This has been substantially offset by proactive efforts taken towards improving efficiencies and cutting costs.

Financial Performance

Before I move on to discuss the performance and outlook for individual businesses, let me highlight the financial performance of your Company during the first half of Fiscal 2006 (H1FY06).

(Rs. in Crores)

	Consolidated			*Standalone*		
	H1FY06	***H1FY05***	*% Change*	***H1FY06***	***H1FY05***	*% Change*
Net Turnover and Operating Income	4,795.8	4,501.5	7	3,192.4	3,050.6	5
Other Income	120.2	89.5	34	96.3	46.7	106
Operating Profit (PBIDT)	1,101.4	1,122.5	(2)	792.5	876.1	(10)
Interest	110.6	139.2	(21)	50.3	69.6	(28)
Depreciation	272.8	283.2	(4)	142.4	140.4	1
Profit Before Taxes	718.0	700.1	3	599.8	666.1	(10)
Total Tax Expenses	188.4	304.9	(38)	161.2	227.0	(29)
Profit After Taxes	529.6	395.2	34	438.6	439.1	—
Minority Share	33.1	(28.8)	—	—	—	—
Net Profit	496.5	424.0	17	438.6	439.1	—

Consolidated Result – Highlights

- Net Profit in H1FY06 is higher by 17% at Rs.497 Crores as against Rs.424 Crores in H1FY05
- Revenues were up by 7% at Rs.4,796 Crores despite

  - subdued performance of Sponge Iron Business due to non availability of natural gas

  - relatively weaker performance from VSF business
- Operating profit at Rs.1,101 Crores is marginally lower by 2% on account of above mentioned reasons
- Interest and finance charges have gone down 21% to Rs.111 Crores, due to repayment of high cost debts and low cost borrowings

Business Review and Outlook

VISCOSE STAPLE FIBRE (VSF)

	H1FY06	*H1FY05*	*% Change*
Installed Capacity (TPA)	253,675	251,850	1
Production (Tonnes)	102,513	121,090	(15)
Sales Volume (Tonnes)	115,732	121,394	(5)
Net Divisional Turnover (Rs. Crores)	903	1,005	(10)
Realisation (Rs./Tonne)	72,587	78,428	(7)
Operating Margins (%)	23.8	32.4	

Performance Review

The period under review was a challenging one for the VSF business as market conditions turned unfavorable. Your Company took a conscious decision of scaling down production in Q2FY06 to reduce inventory, which resulted in lower production by 15% in H1FY06. Capacity utilisation is thus lower at 81% in H1FY06 as against 96% during the corresponding half year. Sales volumes declined by 5% from 121,394 tonnes in H1FY05 to 115,372 tonnes in H1FY06. While the record cotton crop impacted the macro environment, aggressive penetration by the Chinese textile industry to capitalize on the abolition of Multi Fibre Agreement (MFA) further aggravated the situation. Realisations were down by 7% due to depressed cotton prices. Margins were under pressure as input costs, particularly caustic soda and sulphur, rose substantially.

However, the business performance has shown an improvement during Q2FY06 over the immediately preceding first quarter of the current year, reflecting a healthy recovery. Recovery in domestic demand and improved direct exports have led to a healthy growth of 19% in sales volumes and higher operating margins during Q2FY06. VSF business is expected to perform better in the second half of the current year.

Going forward, your Company's thrust will be on value added new products and application development. Your Company will leverage its Research & Application Centre at Kharach (Gujarat) to foster the development of new applications and value added products. This is expected to translate into increased demand for VSF.

Capex Plan

Your Company is increasing its capacity through de-bottlenecking and brownfield expansion with a suitable mix of standard VSF and specialty fibre. A total capital outlay of over Rs.533 Crores towards capacity expansion and modernisation at its VSF plants has been planned over the next two years. This will raise VSF capacity to 3,12,450 tonnes per annum from its current level of 2,53,675 tonnes and is likely to go on stream in phases over the ensuing 18-24 months.

As a proactive step towards becoming self-sufficient in pulp and thereby reinforcing its competitive edge in the cellulosic man made fibre sector, your Company, along with other overseas group companies, plans to set up fully integrated pulp operations at Laos. Towards this end, your Company would develop plantations at an estimated cost of US$ 50 mn. (Rs.226 Crores), to be spent over a period of 7 years. Your Company's share of investment in the project would be to the tune of US$ 26 mn (Rs.118 Crores) by way of equity participation over the next 7 years. A pulp plant is proposed to be set up in 6th and 7th year, at an estimated outlay of US$ 300 mn. (Rs.1,357 Crores), to be funded by a mix of debt and equity. Your Company's outlay at that stage is estimated to be US$ 38 mn. (Rs.172 Crores). This backward integration measure would help procure quality wood pulp in adequate quantities and strengthen its VSF Business.

Outlook

The outlook for the VSF business remains positive on account of the expected increase in demand, post MFA abolition, planned VSF capacity expansion and augmentation of captive pulp supply through global plants.

CHEMICALS

	H1FY06	H1FY05	% Change
Installed Capacity (TPA)	190,800	190,800	—
Production (Tonnes)	78,783	77,083	2
Sales Volume (Tonnes)	77,434	77,148	—
Net Divisional Turnover (Rs. Crores)	203	154	32
ECU Realisation (Rs./Tonne)	23,178	17,078	36
Operating Margins (%)	35.8	21.3	

Performance Review

The Chemical business put up a good performance during the first half. While volumes were maintained, ECU realisation soared by 36% YoY, at Rs.23,178 per tonne in H1FY06, led by higher international caustic prices. Operating margins appreciated handsomely.

Capex Plan

Your Company plans to convert its balance mercury cell based capacity into membrane cell at a total capital outlay of Rs.148 Crores. Improved productivity and reduction in power costs will be the major benefits.

Outlook

The outlook for the Chemical business is positive with continuing growth in end use segments viz; fibre, aluminium, paper etc. However, prices are expected to stabilize at lower levels reflecting weakness in Asian prices and likely capacity additions in the domestic markets. Your Company will continue to focus on optimum resource utilisation and development of ancillary products, leading to enhanced growth and profitability.

CEMENT

	H1FY06	H1FY05	% Change
Grey Cement			
Installed Capacity (Mn. TPA)	13.1	13.1	—
Production (Mn. Tonnes)	6.6	6.0	9
Sales Volume (Mn. Tonnes)	* 6.6	6.1	8
Average Realisation (Rs./Tonne)	*@ 1,931	1,899	2
White Cement			
Installed Capacity (TPA)	475,000	400,000	19
Production (Tonnes)	166,537	142,734	17
Sales Volume (Tonnes)	161,428	139,901	15
Average Realisation (Rs./Tonne)	5,842	5,276	11
Net Divisional Turnover (Rs. Crores)	***@ 1,508**	**1,345**	**12**
Operating Margins (%)	**23.8**	**22.3**	

* Adjusted for 0.24 Mn. Tonne of traded volumes

@ Adjusted for differential in freight paid sales for comparison purpose

Performance Review

Grey Cement business registered an excellent all-round performance with higher utilisation, volumes and realisations. Capacity utilisation was an impressive 100% during the current half as against 92% in the corresponding half. Sales volumes were up by 8% at 6.6* Mn. tonnes, while realisations were up by 2% at Rs.1,931@ per tonne.

The White Cement division performed very well too. Sales volume grew by 15% on the back of healthy demand and increased market share. Revenues grew by 42%, driven by higher volumes and increased contribution from value added products.

Operating margins increased from 22.3% to 23.8% due to higher realisations

Capex Plan

Your Company has envisaged a total capital outlay of around Rs.951 Crores towards modernisation, capacity expansion, de-bottlenecking and an increased power plant capacity.

Performance of Cement Subsidiaries

UltraTech Cement Limited (UltraTech)- Consolidated Financial Performance

Financial Results (Rs. in Crores)

	H1FY06	H1FY05	% Change
Net Turnover and Other Income	* 1,356.4	1,279.0	6
Operating Profit (PBIDT)	247.5	180.7	37
Interest	44.8	55.5	(19)
Depreciation	106.8	@123.0	(13)
Profit Before Taxes	95.9	2.2	—
Total Tax Expenses	27.0	48.9	(45)
Net Profit / (Loss)	68.9	(46.7)	—

* Adjusted for traded volumes and differential in freight paid sales for comparison purpose

@ Includes Rs.18.3 Crores related to earlier years

UltraTech Cement Limited achieved 6% higher revenues at Rs.1,356* crores, backed by improved realisation and product mix. Sales of cement stood at 6.4* Mn. Tonnes while that of clinker stood at 0.6 Mn. Tonnes in H1FY06. The aggregate sales volumes were lower due to the production loss suffered on account of flooding at the Company's largest plant located at Kovayya in Gujarat, trade disruptions caused by the unprecedented floods in Maharashtra and Gujarat and the planned shutdown at each of its production lines and jetty. Domestic cement realisations were up by 6% at Rs.1,921* per tonne while that of clinker were up by 26% at Rs.1,530 per tonne in H1FY06. Consequent to the change in product mix from clinker to cement for the export market, cement exports more than doubled from 3.1 lac tonnes to 7.2 lac tonnes.

A separate capex outlay of Rs.987 Crores for UltraTech, largely towards setting up of a new power plant, de-bottlenecking and modernisation, has been planned.

Shree Digvijay Cement Company Limited (SDCCL) - Financial Performance

Financial Results (Rs. in Crores)

	H1FY06	H1FY05	% Change
Net Turnover and Other Income	100.7	83.8	20
Operating Profit (PBIDT)	21.8	11.2	95
Interest	2.4	2.0	21
Depreciation	4.4	3.6	21
Profit Before Taxes and Exceptional Items	15.0	5.6	167
Exceptional Items (Net)	8.3	27.9	—
Profit Before Taxes	23.3	33.5	—
Total Tax Expenses	—	* 28.9	—
Net Profit	23.3	4.6	—

* Writeoff of deferred tax assets

The performance of another Subsidiary, Shree Digvijay Cement Company Limited, has been encouraging. Combined cement and clinker volumes increased by 13% from 4.5 lac tonnes in H1FY05 to 5.1 lac tonnes in H1FY06. Operating profit improved to Rs.21.8 Crs. vis-a-vis Rs.11.2 Crs. in H1FY05.

SDCCL continues to be in BIFR and a revival package is still under consideration with them.

Outlook for Grey Cement Business

Given the Government's renewed focus and efforts towards the development of the infrastructure sector at a faster pace and the continued strong growth in housing sector, your company expects the sector demand to grow by 8%. Capacity additions will be lower than demand growth and are estimated at around 4-5% for two years. The resultant tightening of the demand supply gap should lead to better prices and profitability, even with normal inflationary increases in input costs. Given the encouraging outlook of the sector, the long-term outlook of Grasim's Cement business promises to be buoyant.

SPONGE IRON

	H1FY06	H1FY05	% Change
Installed Capacity (TPA)	900,000	900,000	—
Production (Tonnes)	305,760	379,908	(20)
Sales Volume (Tonnes)	283,902	373,418	(24)
Net Divisional Turnover (Rs. Crores)	391	477	(18)
Average Realisation (Rs./Tonne)	13,027	12,161	7
Operating Margins (%)	17.8	38.8	

Performance Review

The performance of the Sponge Iron business was seriously constrained due to a steep escalation in the cost of production by more than 40%, arising out of the disruption in the supply of Natural Gas, use of expensive alternate fuels and a steep rise in key input costs,viz., natural gas, naptha, iron ore and pellets.

The average availability of natural gas during Q2 remained poor on account of the devastating fire at ONGC's Mumbai High Terminal, which badly damaged their gas generating station and platforms. As a result, the gas supply from GAIL was disrupted resulting in production being down by 20% at 305,760 tonnes.

Sales volumes fell by 24% at 283,902 tonnes. Realisations were higher by 7% over the corresponding half, at Rs.13,027 per tonne, amidst volatile global scrap prices. Operating margins were impacted, as input costs rose steeply.

Outlook

The sponge iron business is passing through a difficult time particularly because of the poor availability of natural gas and steep rise in input costs. Its profitability therefore will remain under pressure in the ensuing quarters. Your Company's thrust will continue to be on optimum utilisation of plant capacity and asset sweating. The availability of Natural Gas, which remains a concern in the short-term, is expected to improve by early 2007, as the Dahej-Uran gas pipeline is slated to be commissioned by then.

TEXTILES

	H1FY06	**H1FY05**	**% Change**
Sales Volumes			
- *Fabrics (Lac Meters)*	73	79	(7)
- *Synthetic Yarn (MT)*	3,234	3,159	2
Average Realisation			
- *Fabrics (Rs./Meter)*	105	103	3
- *Synthetic Yarn (Rs./Kg)*	120	122	(2)
Net Divisional Turnover (Rs. Crores)	121	125	(3)
Operating Margins (%)	3.5	5.8	

Performance Review

Domestic over the counter business recorded growth, both in terms of Volumes and Value. However, overall volumes were down by 7% due to a conscious reduction in fabric exports because of lower realisations. As a result, turnover was marginally down by 3%. This, coupled with increased cost of captive power generation due to higher oil prices, has impaired the operating margins.

Outlook

The demand from Readymade Garment segment is expected to grow as exporters are scaling their garment making capability.

Summary

The outlook for the second half appears positive helped by continued strong performance by the Cement business, likely improvement in VSF business performance and continuing good performance from Chemical business. Grasim's strong fundamentals, its unrelenting focus on operational excellence, cost optimisation, effective financial management, continuous restructuring of business processes, together with the expected improvement in the Cement sector, augurs well for the Company.

I also take this opportunity to wish you and your family members, a great year ahead.

With best regards

Yours sincerely,

D D Rathi

Whole-Time Director & Chief Financial Officer

Corporate Office : Aditya Birla Centre, 'A' Wing, S.K.Ahire Marg, Worli, Mumbai -400030

Registered Office : Birlagram, Nagda – 456331 (M.P.)

Cautionary Statement

Statements in this "Performance Update" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in the Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations. The Company assumes no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.

GRASIM INDUSTRIES LIMITED
SHARE DEPARTMENT
Registered Office: Birlagram 456 331, Nagda (M.P)

Dear Shareholder(s)

Sub: **Request for fresh Specimen Signature(s) of Shareholders holding Shares in Physical Form**

1. Your specimen signature(s) recorded with us are old and/ or pattern of which in course of time may have undergone change.
2. For providing better services to our shareholders and also to update our records we request you to kindly arrange to forward to us your fresh specimen signature(s) (in Enclosed Form) signed by you/ all shareholder(s) and duly attested by the Manager of a Bank [Signature to be attested by Bank Manager (Seal with Stamp of Bank, Full Name, designation of Manager of Bank and address of the Bank)] with whom you are maintaining your bank account.
3. On receipt of your duly attested signature(s), we shall update our records.
4. Please always quote your Ledger Folio while replying to us.
5. We solicit your kind co-operation in the matter.

Thanking you,
Yours faithfully,

Ashok Malu
Sr. Vice President & Company Secretary

....Tear off ✂..

GRASIM INDUSTRIES LIMITED
SHARE DEPARTMENT
Registered Office: Birlagram 456 331, Nagda (M.P)

SPECIMEN SIGNATURE(S) FORM FOR SHARES HELD IN PHYSICAL FORM

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ADITYA BIRLA GROUP

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GRASIM INDUSTRIES LIMITED

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